4
Zi Corporation

This discussion and analysis of financial condition and results of operations for the years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the audited consolidated financial statements and related notes in this report. The Management Discussion and Analysis, has been prepared as at June 19, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's audited consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars"), except as otherwise indicated.

Overview

Zi is incorporated under the Business Corporations Act (Alberta).

Zi makes software that simplifies data entry and interaction on communication devices. Zi provides easy and intuitive interface products that open the door to a phone's full functionality, inspiring the user to explore and enjoy all the features and services the phone has to offer.

Zi's full range of intuitive and easy-to-use solutions include eZiType predictive keyboard with auto-correction, eZiText for one-touch predictive text entry, eZi-Tap™ for intelligent multi-tap entry, Decuma for natural handwriting including prediction technology, and Qix, a revolutionary search and discovery engine designed to enhance the user experience and drive client and network service usage and adoption. The Zi product portfolio now includes 60 language databases, representing languages spoken and written by two-thirds of the world's population.

With an expanded portfolio of products, Zi has a singular focus to make mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi's primary customers are original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") seeking to embed a text input solution in their device products for consumer use. Zi's customer and alliance base is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Computer Entertainment, Sony Ericsson, Nintendo, Motorola, LG Electronics, ZTE, Lenovo, UT Starcom and Kyocera. Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

5
2006 Annual Report

Zi believes it has positioned itself to take advantage of the evolution of messaging and is committed to expanding the reach of its technologies and developing innovative product additions and enhancements to meet this usability challenge.

In 2005, Zi strategically expanded its suite of innovative products through acquiring Decuma handwriting recognition technology and launching its Qix search and discovery engine into carrier trials. Zi believes both will further assist in increasing its competitive advantage and market share. The use of handwriting as an interface on a mobile device, such as a PDA or mobile phone, is becoming increasingly important with the evolution to 3G multimedia applications and services.

Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased average revenue per user ("ARPU") for wireless carriers. In June 2006, a trial with UK operator Virgin Mobile demonstrated a 33 percent increase in ARPU among consumers in the trial. This data, along with data from similar trials, is used to market this technology to wireless carriers. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited ("T-Mobile"), a major global wireless service operator.

6
Zi Corporation

Recent Developments

There were several changes to management in 2006, including appointment of a new President & Chief Executive Officer, Chief Financial Officer, Vice President Global Sales, and Corporate Controller. Milos Djokovic was promoted to President & Chief Executive Officer from his previous position of Chief Operating Officer in May 2006. Blair Mullin, a Partner in the Portland practice of Tatum, LLC, was appointed Chief Financial Officer in August 2006. Axel Bernstorff was promoted to Vice President Global Sales from his previous position of Director, Europe Sales in September 2006 and Jack Hilliard was promoted to Corporate Controller from his previous position of Manager Finance in September 2006.

In September 2006, we announced cost reductions that would result in operating costs decreasing in 2007 by $2.5 million from 2006. These reductions in expense are not expected to have a detrimental effect on either revenue gains or continued software development. Market opportunities for Qix are increasing, therefore we expect that our marketing and development costs for Qix could be higher than previously forecast. We have also taken steps to augment our sales staff to support the growth of Qix.

During the 3GSM World Congress in Barcelona, Spain, February 12 – 15, 2007, we announced several new products as follows:

  a new version of our award-winning search and discovery engine Qix, Qix v1.10 for S60, now available for operator deployment, which supports the latest phones available in the market that use the S60 3rd Edition platform. The Symbian OS S60 platform is one of the world's leading Smartphone platforms, offered on millions of devices and supporting thousands of available mobile applications on the market.

  QixLinks™ and QixLinks Ads™ , two radical new developments of our award-winning on-device search and discovery engine Qix. These products offer users direct access to portal content and advertisements, driving greater ARPU for operators.

  Qix for Windows Mobile 5 ("WM5") which is now available for operator deployment. According to a report published by RBC Capital Markets, it is expected that 30 million Windows Mobile Smartphones will ship in 2007 around the globe. We expect to extend support to Windows Mobile 6 by the end of the year.

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2006 Annual Report

In the fourth quarter of 2006, we announced a contract with T-Mobile to incorporate Qix into its wireless mobile devices. The agreement calls for an upfront fee plus a unit license fee for every handset embedded with Qix sold by the operator. If there's a successful initial market introduction of Qix through T-Mobile we expect it will be followed by large-scale deployment on Nokia N70 phones and service will be available on other models during the course of 2007.

In the fourth quarter we were selected as the first-prize winner of the prestigious Orange Innovation Contest at the Orange Partner Camp held in Cadiz, Spain on October 23-25, 2006. Qix was selected by a panel of judges representing strategic product development and marketing areas from Orange and France Telecom after two rounds of assessments among a large number of contestants.

In fourth quarter, we announced several other licensing agreements including:

  Access Systems Americas, Inc. to pre-integrate eZiText predictive text technology and Decuma handwriting recognition technology into the Access Linux Platform.

  Sony Computer Entertainment Inc. to include our leading eZiText predictive text technology solution for use with the PLAYSTATION® 3 ("PS3™ ") computer entertainment system.

8
Zi Corporation

Summary of Results of Operations
For the years ended December 31	2006	2005	2004
(thousands except per share
amounts)			Restated
Revenue	$11,836	$10,614	$12,898
Gross margin	$11,430	$10,258	$12,536
Net loss	$(10,995)	$(5,317)	$(2,724)
Total assets	$14,547	$22,405	$21,699
Net loss per share - basic and diluted	$(0.24)	$(0.12)	$(0.07)
Outstanding shares, weighted average	46,503	46,153	41,373
Outstanding shares, end of year	46,689	46,273	45,225

The above table has been reclassified to reflect the results from continuing operations. All dollar amounts are in U.S. dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company's audited financial statements and notes, which have been included elsewhere in this annual report.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements:

Going Concern Basis

As at December 31, 2006, the Company had an accumulated deficit of $108,575,499, incurred a loss of $10,994,884 for the year and used cash in operating activities of $7,227,826. Continuing operations are dependent on us achieving profitable operations and being able to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

We are executing a business plan to allow the Company to continue as a going concern. We plan to reduce expenses, as well as continue to sign new customer contracts in 2007 and the future. The Company can give no assurance that it will be successful in executing this plan. Should we fail to raise sufficient capital or earn additional revenue we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve the Company.

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2006 Annual Report

Subsequent to year-end we completed the first part of the business plan by completing a private placement for gross proceeds of $6,000,712 (see additional discussion under the "Subsequent Events – Private Placement" section). In addition to this, a significant receivable in the amount of $3.0 million was collected from our single largest customer. This receivable was used to secure the $1.0 million in bank indebtedness at year-end. Consequently, the bank indebtedness was repaid from the proceeds of this receivable.

The consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product's commercial release.

10
Zi Corporation

Revenue Recognition

We recognize revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission (the "SEC") as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could have a material impact to the amount of earned and unearned income.

Stock-based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment". Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

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2006 Annual Report

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities and operating loss carry forwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss carry forwards are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount to be expected to be realized. Management must make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Recent accounting pronouncements

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company's financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new interpretation and determined that it will not have a material impact on the Company's financial results.

12
Zi Corporation

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. EITF 06-3 reached a consensus that the presentation of the taxes is an accounting policy decision that should be disclosed pursuant to Opinion 22. The Company has adopted the EITF as of December 31, 2006 and it does not have an impact on the Company's consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet, statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

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2006 Annual Report

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The SEC has recently required some registrants to restate their previously issued financial statements related to accounting for share purchase warrants issued in a currency other than the functional currency. In the SEC's view, these warrants are to be considered a derivative instrument and accounted in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires derivative instruments be recorded as a liability, instead of a component of shareholders' equity, and marked to market value at each reporting period. The FASB met recently and concluded that the position required by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and would then be able to do so as a change in accounting policy. However, early adoption would not be permitted, meaning that entities changing currently would have to restate their financial statements. The FASB position appears to imply that either method is currently correct but that only the SEC position will be correct in 2008. The Company has assessed the FASBs comments to determine what, if any, impact it will have on the Company's financial statements. As at December 31, 2006, the Company does not have any outstanding warrants that meet the definition of a derivative under SFAS 133; however, the Company has had warrants over its life that did meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to the Company's opening accumulated deficit in 2008.

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Zi Corporation

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data from continuing operations for the past eight fiscal quarters:

	2006
(In millions, except	Fourth	Third	Second	First
per share amounts)	Quarter	Quarter	Quarter	Quarter

Revenues	$3.2	$2.8	$2.7	$3.1
Selling, general and administrative	3.2	2.7	2.9	2.3
Legal	0.8	0.8	0.8	0.9
Product, research and development	0.9	0.9	1.3	1.2
Depreciation and amortization	0.5	0.5	0.4	0.3
Operating loss	(2.3)	(2.3)	(2.8)	(1.5)
Net loss	$(3.0)	$(2.7)	$(3.0)	$(2.3)
Loss per share
Basic and diluted	$(0.06)	$(0.06)	$(0.07)	$(0.05)

	2005
(In millions, except	Fourth	Third	Second	First
per share amounts)	Quarter	Quarter	Quarter	Quarter

Revenues	$2.7	$2.3	$2.9	$2.7
Selling, general and administrative	2.2	1.9	2.4	2.6
Legal	0.7	0.5	0.3	0.2
Product, research and development	1.0	0.8	1.0	0.9
Depreciation and amortization	0.3	0.3	0.3	0.2
Gain on Settlement of Litigation	-	-	1.4	-
Impairment of note receivable	-	-	0.3	-
Operating income (loss)	(1.8)	(1.3)	0.3	(1.3)
Net loss	$(2.1)	$(1.5)	$(0.2)	$(1.5)
Loss per share
Basic and diluted	$(0.05)	$(0.03)	$0.00	$(0.03)

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2006 Annual Report

The net loss for the 2006 fourth quarter was $3.0 million, or a loss per basic and diluted share of $0.06, compared to a net loss of $2.1 million, or a loss of $0.05 per basic and diluted share, in the prior year period. The results for the fourth quarter of 2006 included $0.8 million in stock-based compensation expense; provision for the impairment of the note receivable with Archer of $0.1 million; all of which was not present in the fourth quarter of the prior year.

Revenues in the fourth quarter of 2006 were $3.2 million. This compares to the 2005 fourth quarter revenues of $2.7 million and 2006 third quarter revenues of $2.8 million, increases of 17% and 14%, respectively. The $0.5 million year-to-year increase in quarterly revenue was due to increased revenues from our largest customer, revenues derived from licensing our software to one of the major players in the gaming industry, and up front fees recognized from our first license agreement with Qix.

SG&A expense for the 2006 fourth quarter was $3.2 million compared to $2.2 million for the fourth quarter of 2005 and $2.7 million in the third quarter of 2006. The increase was due primarily to $0.7 million of stock-based compensation expense during the quarter, provisions for doubtful accounts of $0.1 million and $0.2 million of incremental professional fees relating to the audit by Canada Revenue Agency of our cross border transactions, and other nonrecurring employee-related costs.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2006 fourth quarter was $0.9 million compared to $1.0 million in the respective prior year period. We capitalized $0.3 million in the 2006 fourth quarter compared to $0.2 million in the respective period in 2005.

Legal costs for the 2006 fourth quarter were $0.8 million compared to $0.7 million for the respective period last year. The year-over-year increases in legal expense for the 2006 fourth quarter were due, in part, to defense costs related to the University of Texas action against numerous manufacturers of cell phones, of which one of the remaining defendants is a customer of Zi in the United States. Additionally, there have been certain legal disputes between the Company and a significant shareholder of the Company.

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Zi Corporation

Operating Results

Net Loss

				Percent	Percent
				Change	Change
(In millions, except				2006	2005
percentages and				versus	versus
per share amounts)	2006	2005	2004	2005	2004
			restated
Revenue	$11.8	$10.6	$12.9	12%	-18%
Operating loss	$(8.9)	$(4.1)	$(1.7)	117%	14%
Discontinued Operations	(1.2)	(0.8)	(0.7)	50%	16%
Net Loss	$11.0	$5.3	$2.7	107%	96%
Loss per share	0.24	0.12	0.07	100%	71%

The above table has been reclassified to reflect the results from continuing operations.

In 2006, our focus was in laying the ground work for the launch of Qix, while optimizing our costs.

Our net loss in 2006 increased over 2005 primarily for the following reasons:

  an increase in legal expenses of $1.7 million (see additional discussion under the "Operating Results – Legal" section);

  an increase in compensation costs of $1.5 million resulting from the initial implementation of SFAS 123(R) stock based compensation;

  an increase of $0.5 million in bad debt expense as a result of competitive pressures being experienced by some of our Asian-based customers;

  a $1.4 million gain recognized in 2005 from the settlement of a litigation; and

  the increase in the loss from discontinued operations of $0.4 million resulting from the inclusion of Archer's operations.

Our SFAS 123(R) stock based compensation expense totaled $1.5 million for the year. 2006 was the first year we were required to recognize an expense for this purpose. In the fourth quarter, we recognized $0.8 million of stock based compensation expense which was more than the amounts recognized in each of the preceding three quarters. This was a one-time event circumstance which is not expected to recur. We expect stock based compensation expense in 2007 to be less than 2006.

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2006 Annual Report

The increase in net loss in 2005 compared to 2004 is primarily attributable to the following:

  a decline in revenue in our North America market due to significantly lower royalties being generated from a customer that had historically been a significant source of our revenues;

  less revenue from our Asian market as a result of continued market pressures from outside competitors;

  increased legal fees of $0.8 million (see additional discussion under the "Operating Results – Legal" section);

  increased product research and development costs ("PR&D") of $1.8 million attributable to the acquisition of Decuma and lower levels of capitalization;

  increased income tax expense of $0.4 million related to our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") (see additional discussion under the "Operating Results – Income Tax" section); and

  offset by less impairment recognized on note receivables of $1.8 million and a $1.4 million gain recognized in 2005 from the settlement of a litigation.

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Zi Corporation

Revenue
				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Royalties, license and implementation fees	$11.8	$10.6	$12.9	12%	-18%

The above table has been reclassified to reflect the results from continuing operations.

License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. Software licensing royalties are ongoing revenues based on the number of units shipped with our product embedded.

In 2006, while the bulk of our revenue continues to be derived by the licensing of eZiText, we introduced Qix to the market with a contract with T-Mobile to incorporate Qix into its wireless mobile devices. In addition to this, we continue to make progress with the licensing of our Decuma product.

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2006 Annual Report

The increase in the 2006 revenues as compared to the 2005 revenues is primarily due to the following: 1) our penetration into the gaming console market, and 2) additional revenues recognized from our largest customer. In the gaming console market, we announced the licensing of eZiText to Sony Computer Entertainment Inc. for their PLAYSTATION 3 and PSP consoles, and to Nintendo Co., Ltd. for their Nintendo Wii console. In addition to this, we also licensed Decuma to Nintendo for its Nintendo DS console.

While many of our Asian-based customers have continued to feel strong competitive pressures which have resulted in higher bad debt expense and reduced revenues for Zi, we have, in most situations, been able to offset these effects by signing agreements with new licensees in Asia.

The decline in revenue in 2005, compared to 2004, was due to lower revenues in our North America market, which was a result of significantly lower royalties being recognized from a customer that had historically been a significant source of our revenue. In addition, we had lower revenues from our Asian market as a result of continued pressures from outside competitors.

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Zi Corporation

License Revenue by Geographic Region

The following table sets forth the revenues recognized by the entities established in each geographic region we operate in with our core technologies – i.e., eZiText, Decuma and Qix.

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Canada	$5.8	$4.2	$5.9	38%	-29%
United States	0.9	1.0	1.8	-10%	-44%
Asia	4.8	5.0	5.2	-5%	-4%
Sweden	0.3	0.4	0.0	-21%	*

*Not meaningful

Significant customers

The following table sets forth the customers who accounted for 10% or more of our total license and implementation fees and the percentage of sales generated by the top five customers in the three years ended December 31:

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Significant Customer 1	25%	18%	20%	39%	-9%
Significant Customer 2	9%	13%	14%	-28%	-6%
Top Five Customers	43%	42%	47%	3%	10%

Net sales to these significant customers have been attributed to our Canadian operations.

Cost of Sales & Gross Margin

Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements and to provide assistance with implementing our product onto our licensees' platforms. Gross margin for 2006 remained relatively consistent compared to prior periods.

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2006 Annual Report

Selling, General and Administrative Expenses

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Selling, General & Administration	$11.1	$9.1	$8.7	22%	5%

The above table has been reclassified to reflect the results from continuing operations.

Salaries, general and administrative expense ("SG&A") includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees, excluding legal fees, rent, business taxes, bad debts and other administrative expenses.

The increase in SG&A costs in 2006 is primarily due to costs associated with the initial adoption of SFAS 123(R), which resulted in an additional compensation expense of $1.2 million being recognized in 2006, compared to 2005. In addition, bad debt expense increased by $0.5 million as a result of competitive pressures among our Asian-based customers. The decline in costs related to Sarbanes-Oxley Act ("SOX") compliance work, which was a significant factor for the increase in 2005, was offset by costs incurred in connection with our international tax audit and transfer pricing consulting fees.

We expect that SG&A expenses will decline in 2007 because we expect that the expenses related to stock based compensation to decline from the 2006 level.

The increase in SG&A in 2005, compared to 2004, was primarily due to the consolidation of, at that time, the recently acquired Decuma. Other factors also impacting the increase in SG&A are as follows: increased costs associated with SOX and other compliance and increased marketing related costs associated with promoting Decuma and Qix. The increased costs in 2005 were partially offset by the absence of a one-time $1.4 million expense related to the issuance of restricted stock units and non-employee stock option in 2004.

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Zi Corporation

Legal

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Legal	$3.4	$1.7	$0.8	101%	101%

The above table has been reclassified to reflect the results from continuing operations.

Legal expenses relate to fees incurred with outside legal counsel for patent protection work, the defense of our patents, shareholder issues and other corporate matters. The sharp increase in legal costs in 2006 are primarily due to the ongoing defense costs related to the University of Texas action against certain of our clients and legal matters related to a major shareholder (see additional discussion under the "Litigation/Indemnification" section). On February 23rd, 2007, we announced that we have entered into an agreement with the major shareholder to settle all claims.

As a result of the settlement, and generally, we expect legal expense to decrease significantly in 2007.

The increase in Legal costs in 2005 over 2004 is attributable to the University of Texas action and the major shareholder legal matters discussed above.

Product Research and Development Expense

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Gross Product Research and Development	$5.7	$4.6	$3.5	23%	32%
Capitalized costs	(1.4)	(0.9)	(1.7)	51%	-44%
Product Research and Development	4.3	3.7	1.8	16%	100%

The above table has been reclassified to reflect the results from continuing operations.

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased in 2006, compared to 2005, reflecting the impact of the initial adoption of SFAS 123(R), which increased PR&D related compensation expense by $0.3 million. In addition to this, we increased the relative head count with PR&D related departments, reflecting our commitment to invest in new product features and enhancements to our suite of products.

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2006 Annual Report

Gross PR&D expenditures increased in 2005, compared to 2004, as a result of the acquisition of Decuma and continued investment in new product features and enhancements to software language databases.

Depreciation and Amortization

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Depreciation	$0.4	$0.4	$0.3	0%	0%
Amortization of deferred software development costs	1.1	0.6	0.5	80%	18%
Amortization of other intangibles	0.2	0.2	-	2%	*

* Not meaningful

The above table has been reclassified to reflect the results from continuing operations.

The table above sets out the components of depreciation and amortization expense. The increase in depreciation and amortization in 2006 and 2005 was due to increased amortization associated with the commercial release of the S60 version of eZiText and Qix. The commercial release of a product commences the amortization of previously capitalized software development costs related to that product. We commercially released the S60 version of eZiText and Qix in January 2006 and July 2006, respectively.

In 2005 the increase in the amortization in other intangibles is due to the acquisition of Decuma and the patents and trademarks associated with it.

Interest and Other Income

Interest and other income consist primarily of income from our interest bearing deposits. Interest and other income declined in 2006 as our cash position (including restricted cash) decreased to $3.8 million from $11.4 million in 2005.

Income Tax Expense

We account for income taxes in accordance with FASB SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that management considers it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, management considers factors such as the past history of operating losses, projected taxable income, reversal of deferred income tax liabilities, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

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Zi Corporation

Except for our Chinese subsidiary, we incurred losses in 2006, 2005 and 2004, the tax benefits of which have not been reflected in the financial statements. A valuation allowance equivalent to the full value of the deferred tax assets of $18.4 million is reflected in the consolidated financial statements resulting in no deferred tax asset being recognized.

We have net operating losses carry forwards of approximately $75.8 million, which can be applied against future years' taxable income in their respective jurisdictions. In addition, we have $50.9 million of capital losses carry forward which are available to offset Canadian capital gains in future years. Taxable income earned by our foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

We are subject to examinations by taxation authorities of the jurisdictions in which we operate in the normal course of operations. In 2006, Canada Revenue Agency ("CRA") commenced an audit of Zi Corporation. We intend to present to CRA a comprehensive review of our international transfer pricing policies and procedures and documentation requirements. We expect that this review will resolve the Zi tax audit but could also result in tax consequences for various Zi subsidiaries. The ultimate resolution of this matter is uncertain and we are currently working with our tax advisors to determine a range of possible outcomes. Accordingly, we have not recorded any liability relating to this audit as of December 31, 2006.

Discontinued Operations

Subsequent to year-end, we sold our minority interest in Archer, which represented our now-discontinued operations in the e-Learning business segment, for total proceeds of CDN$736,800, or $632,601 U.S. Dollar equivalent (see additional discussion under "Subsequent Events – Disposition of Archer Education Group" section).

The completion of this sale represents the end to our involvement in the e-Learning business segment. As a result, for the years ended December 31, 2006, 2005 and 2004, the e-Learning business segment has been classified as, or in the case of the 2005 and 2004 year-end, reclassified to discontinued operations.

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2006 Annual Report

The following table shows the impact of e-Learning on our revenue and expenses in the last three years. As a result of the sale, we will no longer be required to include any part of the operating results of Archer.

				Percent	Percent	Percent
(In millions, except				of total	of total	of total
percentages)	2006	2005	2004	2006	2005	2004
Revenue	$0.6	$0.8	$0.5	5%	7%	4%
Expenses
Cost of Sales	0.0	0.2	0.1	*	33%	20%
Product Research & Development	0.1	0.6	0.5	2%	14%	21%
Selling General & Administrative	0.8	0.8	0.6	7%	8%	6%
Operating Loss	0.4	0.8	0.7	4%	16%	14%
Equity in net loss of significantly influenced company	0.9

* Not meaningful

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

Foreign Currency

All non-U.S. operations of ours are translated into U.S. dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of our product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars, Swedish Kronor and Chinese Renminbis. Based on the 2006 distribution of revenues and cash flows, a one percent change in the U.S. dollar relative to all other named currencies is estimated to affect revenues by nil and expenses by $56,432.

Impact of Governmental Policies and Other Factors on Operations and Investments

We operate primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for our products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

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Zi Corporation

Liquidity and Capital Resources

Financial Condition and Liquidity

			Increase
(In millions, except percentages)	2006	2005	(Decrease)
Cash and cash equivalents	$1.7	$11.5	$(9.8)
Net Cash provided by (used in):
Operating activities	(7.2)	(0.7)	(6.5)
Financing activities	1.0	2.3	(1.3)
Investing activities	(3.3)	(2.6)	(0.7)

The above table has been reclassified to reflect the results of continuing operations.

Restricted Cash

Due to Chinese government regulations pertaining to the capitalization of Chinese companies, funds held in our principal Chinese subsidiary are restricted for use in funding the day-to-day operations of our various Chinese subsidiaries. These funds are not expected to be fully available to fund our non-Chinese operations in the foreseeable future although we have been able to fund certain activities out of this subsidiary's balances.

At December 31, 2006, we held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in cash classified as restricted through our principal Chinese subsidiary.

Bank Indebtedness

In December 2006, we secured a $1,000,000 credit facility with our principal bank, HSBC Bank Canada. The loan was secured by a single trade receivable of ours, which was insured by Export Development Canada. The outstanding amount on the loan was due on demand, or the earlier of the collection of the receivable, or March 1, 2007. The proceeds of the loan were used to augment our cash balances for operating purposes.

The loan was secured by a first priority interest in all capital assets of the Company. The loan bore interest at LIBOR plus 2%. The loan agreement contains a number of restrictive covenants, all of which we were in compliance with as of December 31, 2006.

The loan and accrued interest thereon was repaid in full on January 12, 2007.

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2006 Annual Report

Cash Requirements Outlook

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

Capital requirements in 2007 include funding of continued new product development and enhancements to existing products. At current revenue and expense levels, we may not be able to fund our continued operations and meet its current obligations.

In order to carry on with our business plan, we just recently completed a private placement for gross proceeds of $6,000,712 (see additional discussion under the "Subsequent Events – Private Placement" section). In addition to this, we have also implemented certain cost reductions, and a strategic plan to sign new customer contracts in 2007 and the future. While we believe that we will be successful in meeting our 2007 capital requirements; we can give no assurances.

Cash applied to Operating Activities

Cash applied to operations in 2006 increased by $6.5 million, compared to 2005, primarily due to an increase in our net loss of $5.3 million and an increase in working capital, excluding cash, of $0.9 million. $2.9 million of the increase in net loss is attributable to various non-cash items such as stock based compensation expense, impairment on note receivable, equity in the net loss of a significantly influenced company, and an increase in depreciation and amortization. The cash items attributable to the loss are an increase in legal expenses of $1.7 million (see "Operating Results – Legal") and the gain on settlement of litigation of $1.4 million which occurred in 2005.

In 2006, working capital, excluding cash, increased by $0.9 million compared to 2005 which saw a decrease of $2.4 million. The changes in non-cash working capital in 2006 and 2005 were primarily due to timing differences in collection of a single trade receivable in each of those years. The remaining changes in non-cash working capital are due to the net effect of the deconsolidation of the e-Learning division and the increase of deferred revenues.

Cash applied to operations in 2005 was $0.7 million as compared to cash generated from operations of $1.6 million in 2004. The $2.3 million year over year decrease in cash flow from operations was due to an increase in net loss of $2.5 million, adjusted for a decrease in non-cash items of $2.9 million and a decrease of $3.1 million in non-cash working capital.

In 2005, non-cash working capital generated $2.4 million in cash. This was due to an increase in accounts payable and accrued liabilities at December 31, 2005 of $0.3 million, a decrease in accounts receivable by $1.0 million and an increase in deferred revenue of $1.1 million. The increase in accounts payable and accrued liabilities relates to an increase in income taxes payable in PRC, the decrease in accounts receivable relates to the collection of a significant customer receivable that was outstanding at December 31, 2004, and the increase in deferred revenue relates to the same significant customer that at December 31, 2005 had a larger amount of revenue that was unrecognized.

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Zi Corporation

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2006	Bank indebtedness	$1.0 million
2005	Issuance of common shares pursuant to exercise of stock options and warrants	$2.3 million
2004	Issuance of common shares pursuant to a private placement and exercise of stock options	$12.2 million
	Settlement of notes payable	$(1.0) million

The above table has been reclassified to reflect the results from continuing operations.

Investing Activities

Cash used in investment activities increased in 2006 primarily due to the increase in restricted cash of $1.5 million and an increase in the capitalization of software development costs of $0.5 million. The increase in restricted cash occurs as cash balances built up in one of our Chinese subsidiaries. This cash is not readily available to our subsidiaries outside of China. The increase in the capitalization of software development costs reflects our commitment to offer an array of new product features and enhancements to our suite of products.

On January 26, 2005, the Company purchased the assets of Decuma AB ("De-cuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Commitments and Contractual Obligations

As at December 31, 2006, we did not have any long-term debt; however, we did have current portions of capital lease obligations and deferred inducements received upon entering into new office leases in 2002.

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2006 Annual Report

As at December 31, 2005, long-term liabilities included the liabilities of discontinued operations related to the disposition of the Company's e-Learning segment (see discussion under "Operating Results – Discontinued Operations").

The Company rents premises under operating leases, which expire at various dates up to June 2012. Annual rentals under these leases for each of the next five years are as follows:

2007	714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$2,911,396

Transactions with Related Parties

The following table outlines the Company's related party transactions:

	2006	2005	2004

Legal services provided by a law firm in which a director is a partner	$158,078	$227,883	$125,708

Fees paid on behalf of significantly influenced company	$7,247	$760	$10,442

Management fees paid to a firm owned by a director	$-	$-	$30,000

Consulting fees paid to a firm owned by a former officer	$34,248	$49,333	$46,067

Consulting fees paid to a firm in which an officer is a partner	$66,006	$-	$-

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third-party.

At the year-end, the amounts due from (to) related parties are as follows:

	2006	2005	2004

Due to law firm in which a director is a partner	$(57,931)	$(47,388)	$(5,338)

Due from significantly influenced company	$-	$-	$43,629

Due to a company in which an officer is a partner	$(56,188)	$-	$-

Foreign Exchange

We have not entered into any arrangements to our hedge our foreign exchange requirements or its foreign assets.

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Zi Corporation

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices and furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant number of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

Research and Development, Patents and Licenses, etc.

Our intellectual property may be grouped into the following product areas: eZiText, eZiTap, eZiType, Decuma, and Qix. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of our research and development activities were dedicated to text input technology. However, with the introduction of Qix and Decuma the amount previously dedicated to text input technology will now be split across all three product areas. In addition to this, we are continually looking for new market opportunities.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ('112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of our principal competitor in the text input market and a few are customers of ours.

We are not a named party in the action. We have not accepted liability for any indemnity pursuant to our customer license agreements or otherwise. As a result of our efforts the claim against two of our customers was dismissed prior to any defence being filed. Without any admission of liability, we agreed as a business decision to assume the defence of five of our customers. Given the costs involved, we settled the claims against four of our relatively minor customers.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. The plaintiff has filed an appeal within the statutory 30 day limit for filing the appeal.
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2006 Annual Report

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims. We have incurred substantial costs related to patent infringement litigation in the sum of $1,930,000 for 2006 (2005 – $540,000; 2004 – $60,000) for defense and settlement of such claims.

On February 22, 2007, we entered into a settlement agreement with the Receiver for the Lancer Fund (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and us. The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement is also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC will dismiss with prejudice our pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver's appointment.

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company have agreed to deliver mutual releases. As a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

On November 18, 2005, Mike Donnell (the "Plaintiff") filed a wrongful termination lawsuit against us in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, we filed a Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled these actions. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in 2005.

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Zi Corporation

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for gross proceeds of $6,000,712. Each unit consists of one share of the Company's stock and two-fifths of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As for fees for services, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to eight percent of the gross proceeds of such private placement, with six percent to be paid in the form of cash and two percent to be paid in the form of units, which have been included in the total units above, equal to the price paid per unit. An additional eight percent will be paid on the gross proceeds on the exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds on the exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

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2006 Annual Report

Stock Option Grant

On January 10, 2007, the Company granted to directors 250,000 stock options with a fair value of $0.82 per share option under the Company's stock option plans. The value of those shares options, aggregating $205,000 will be amortized over the 12-month vesting period. On January 10, 2007, the Company granted to employees other than senior management and directors 72,000 stock options with a fair value of $0.64 per share option under the Company's stock option plans. The value of those share options, aggregating $46,080, will be amortized over the three-year vesting period.

On February 28, 2007, the Company granted to an officer and director 400,000 stock options with a fair value of $1.00 per share option under the Company's stock option plans. The value of those share options, aggregating $400,000 will be amortized over the three-year vesting period.

Disposition of Archer Education Group

Effective March 27, 2007, Zi sold its minority interest in Archer to an unrelated third party. The transaction was valued at CDN$0.12 per share for total proceeds of CDN$736,800. The purchase price was paid in full at the date of closing. For the year ended December 31, 2006 and 2005, Archer's operations were reflected in the Company's financial statements through the equity method of accounting and consolidation, respectively. As at December 31, 2006, equity in net loss of Archer had exceeded the Company's investment in Archer. As a result, the proceeds of CDN$736,800 will be recognized as a gain in the first quarter of 2007.

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Zi Corporation

CONCLUSIONS REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer (the "CEO"), Chief Financial Officer (the "CFO") and other key management personnel have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on the evaluation conducted, the CEO and CFO have concluded that the design and operation of the Company's disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the operations of the Company for the year ended December 31, 2006.

CERTIFICATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING

As of December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of our management including the Chief Executive Officer and the Chief Financial Officer, of the design of our internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was appropriate as at December 31, 2006, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Various opportunities to improve the design and operation of internal control over financial reporting have been identified and approved by management. The actions necessary to implement these opportunities have been identified and will be implemented in 2007. These improvement opportunities do not affect the conclusions of the Chief Executive Officer and the Chief Financial Officer described above.

FORWARD LOOKING INFORMATION

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

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2006 Annual Report

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  the Company's history of operating losses and uncertainty of future profitability;

  the potential inability to raise additional capital to support the Company's operations and future growth;

  uncertainty as to the degree of and continuing market acceptance of the Company's products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  the Company's products may contain defects that could be costly to fix, damage our reputation and expose the Company to litigation;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  fluctuations in quarterly results could negatively affect the Company's financial results;

  the Company's dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

36
Zi Corporation

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  risks associated with the defense of its licensees in the University of Texas patent infringement lawsuit;

  fluctuations in foreign exchange rates;

  uncertainties associated with the Canadian Revenue Agency's audit of the Company's cross border transactions;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;

  changes in the Company's size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of the Company's management and the Company's strategic relationships;

  unable to attract and retain key personnel;

  investment risks associated with the Company's e-Learning investments;

  the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;

  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time; and,

  other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities

Additional Information

Additional information can be found on the Company in the Company's Form 20-F filed on www.sec.gov/edgar.shtml as well as in other public documents which can be accessed at www.sedar.com.

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2006 Annual Report